SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TerraForm Power, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value

(Title of Class of Securities)

88104R100

(CUSIP Number)

Madison Dearborn Partners

Three First National Plaza, Suite 4600

Chicago, Illinois 60602

312-895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madison Dearborn Capital Partners IV, L.P. FEIN 36-4384386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,080,922
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,080,922
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	All calculations of percentage ownership herein are based on a total of 91,280,208 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., an affiliate of the Issuer. See Declaration of Patrick M. Cook at 13 (Dkt. 4), In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding”).

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madison Dearborn Partners IV, L.P. FEIN 36-4384384
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,080,922[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,080,922[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[2]	Solely in its capacity as the general partner of Madison Dearborn Capital Partners IV, L.P.
[3]	Solely in its capacity as the general partner of Madison Dearborn Capital Partners IV, L.P.

Item 1. Security and the Issuer

This statement on Schedule 13D relates to the Class A common stock, $0.01 par value per share (the “Common Shares”) of TerraForm Power, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland 20814.

Item 2. Identity and Background

(a), (f) This statement is filed jointly by each of the following persons (collectively, the “Reporting Persons”): (1) Madison Dearborn Capital Partners IV, L.P., a Delaware limited partnership (“MDCP”), in its capacity as the beneficial owner of 6,080,922 shares of common stock of the Issuer; and (2) Madison Dearborn Partners IV, L.P., a Delaware limited partnership (“MDP IV”), in its capacity as the general partner of MDCP. The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

(c) The principal business of MDCP is that of a limited liability company focusing primarily on multiple investment strategies. The principal business of MDP IV is to act as the general partner of MDCP. Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares held by the Reporting Persons.

(d) During the last five years, no Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 29, 2015, SunEdison, Inc. (“SunEdison”) and certain of SunEdison’s affiliates (including Seller Note, LLC, a wholly owned subsidiary of SunEdison (the “Note Issuer”)) entered into a purchase and sale agreement (the “Purchase Agreement”)4 with the holders (including MDCP and certain of its affiliates) of approximately $336 million aggregate principal amount of 3.75% Guaranteed Exchangeable Senior Secured Notes due 2020 (the “Notes”) previously issued by the Note Issuer and guaranteed by SunEdison. Pursuant to the Purchase Agreement, the Note Issuer transferred the 6,080,922 Subject Shares (as defined below) to MDCP in exchange for the extinguishment of certain Notes held by MDCP.

Item 4. Purpose of Transaction

The Reporting Persons will review their investment in the Common Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

•	acquire additional Common Shares through open market purchases or otherwise; or

•	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

The Reporting Persons may determine to pursue from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market investment conditions, various alternatives in respect of its investments in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following:

•	forming and pursuing potential strategic developments and plans related to the Issuer;

•	seeking representation on the Board of Directors of the Issuer;

•	making recommendations to or having discussions with the Issuer’s Board of Directors, management or representatives of the Issuer, other shareholders and other persons and entities concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, the provisions of the Issuer’s Articles of Incorporation or Bylaws or other matters;

[4]	A copy of the Purchase Agreement was attached as an exhibit to the Form 8-K filed by SunEdison with the SEC on December 30, 2015.

•	seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

•	restructuring and effecting other significant transactions with respect to the Issuer;

•	participating in a “going-private” transaction;

•	taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

•	providing financing for any of the foregoing.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by any Reporting Person.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon information provided by SunEdison, an affiliate of the Issuer, there were 91,280,208 Common Shares issued and outstanding as of April 21, 2016.5 The 6,080,922 Common Shares beneficially owned by MDCP (the “Subject Shares”) represent approximately 6.7% of the Common Shares issued and outstanding. The Subject Shares include 1,952 shares of common stock of the Issuer held by Northwestern University over which MDCP has power to vote and dispose pursuant to a voting agreement and proxy. As a result, MDCP may be deemed to beneficially own these shares. The Subject Shares may be deemed to be beneficially owned by MDP IV, which is the sole general partner of MDCP.

On August 30, 2016, the Reporting Persons beneficially owned 6.7% of the Common Shares issued and outstanding. MCP IV does not own any of the Subject Shares directly. As of August 30, 2016, the Reporting Persons do not own (or beneficially own) any Common Shares other than those set forth in Item 5.

(c) None of the Reporting Persons has transacted in the Common Shares during the past sixty days.

(d) No person other than the Reporting Persons or any of the persons set forth in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not Applicable.

[5]	See Declaration of Patrick M. Cook at 13 (Dkt. 4), In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y.2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding”).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a voting agreement and proxy with Northwestern University, dated January 26, 2015, MDCP has the power to vote and dispose of 1,952 shares of common stock of the Issuer held by Northwestern University. The voting agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7. Material to be filed as Exhibits

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated August 30, 2016.

Exhibit 2	Voting Agreement and Proxy, dated January 26, 2015, by and between Northwestern University and MDCP.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2016

Madison Dearborn Capital Partners IV, L.P.

By:	Madison Dearborn Partners IV, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Mark B. Tresnowski
Managing Director

Madison Dearborn Partners IV, L.P.

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Mark B. Tresnowski
Managing Director